Exhibit 99.1

Origin Agritech Limited acquires agrochemical company Shandong Kunfeng Biochemical Limited

Origin focuses on accretive growth In segments where synergies exist

BEIJING, China--(BUSINESS WIRE)--June 3, 2010--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a vertically–integrated supplier of hybrid and genetically-modified crop seeds in China, announced it has acquired a 80.0% ownership stake in Shandong Kunfeng Biochemical Limited, a agricultural chemical producer in Shandong, China, for RMB 14.96M. The acquisition is a continuance of Origin’s corporate strategy to maximize its portfolio and focus on markets and segments where full synergies can be realized.

Following Origin’s divestiture of its minority stake in Biocentury Transgene, the company will utilize proceeds to invest in the developing agro-chemical industry. The chemical products are not only compatible with the genetically-modified (GM) crop seed products, but allow for significant cross-selling potential through Origin’s existing nationwide distributor network to 200 million small farms in China. The current global agro-chemical industry is roughly US $275 billion while the domestic Chinese market presents about US $13 billion market potential.

“We believe this quality and accretive acquisition will increase our ability to penetrate a market space toward a clear, focused strategic path for our company and shareholders,” said Dr. Gengchen Han, Founder and Chairman for Origin. “Not only are the products compatible and able to work together to bring more value to the farmer, but we are able to cross-sell these products using our existing distribution network.”

Some of the company’s core products include glyphosate and paraquat which possess significant potential in the domestic market. Additionally, the production facilities are housed in a national chemical industrial park providing reliable system to efficiently scale the transport and use of raw materials. Origin continues to seek out and invest in attractive opportunities in domestic China and other areas.

“In addition to reducing seasonality and allowing better returns on our capital, we believe this has the potential to add RMB 50 to 60 million to our revenues in FY 2011." said Irving Kau, Origin’s Acting Chief Financial Officer. “With proper marketing and planning, we expect potentially 70 products with 3 government certificates by the end of 2013, including 40 herbicide products, 15 insecticides and 10 bactericide products.”

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

About Shandong Kunfeng

Headquartered in Shandong province, Shandong Kunfeng specializes in production of agricultural chemicals, and possesses an integrated chemical production facilities in China. Shandong Kunfeng owns 37 product certifications of which seven are pending approvals from Minister of Agriculture. These include 14 insecticides, 20 herbicides, 1 regulator and 2 hygienic insecticide certifications. In 2010, Shandong Kunfeng had revenues of roughly RMB 40 million revenues and gross profit of roughly RMB 12 million.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau
Acting Chief Financial Officer
949-726-8101 or 011.86.136.8108.0243
Email: irvingkau@originseed.com.cn